

MOL HUNGARIAN OIL AND GAS PLC.

Finance

03 MAR 31 AM 7:21

18th March, 2003



03050235

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari Rt.~~ Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

Michel-Marc Delcommune
Chief Financial Officer

Enclosure



MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

18 March, 2003

MOL and Yukos have begun joint production of the Zapadno-Malobalik field

MOL Hungarian Oil and Gas Company hereby announces that the joint production of the Zapadno-Malobalik field by MOL and Yukos has begun. Following the satisfaction of all necessary conditions precedent and the receipt of all licences, such as the transport agreement with Transneft, MOL has become the 50% owner of the joint venture company with Yukos. The current level of joint production is approximately 19,000 bbl/day and the peak production level of 55,000 bbl/day, is expected in 2005.

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
György Felkai	MOL Communication	+ 36 1 464 1016
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924